Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	July	2018
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated July 16, 2018 - Neovasc Announces Filing of "Administrative" Prospectus Supplement Relating to Expiry of Prior Shelf Prospectus / Registration Statement

DOCUMENT 1

Neovasc Announces Filing of "Administrative" Prospectus Supplement Relating to Expiry of Prior Shelf Prospectus / Registration Statement

NASDAQ, TSX: NVCN

VANCOUVER, July 16, 2018 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) announced today that, in connection with its new final short form base shelf prospectus (the "Base Shelf Prospectus") filed with securities regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario (the "Provinces") and its corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC") under the U.S./Canada Multijurisdictional Disclosure System, which were filed to replace its prior expiring base shelf prospectus and related registration statement, the Company has filed a prospectus supplement (the "Prospectus Supplement") with the securities regulatory authorities in the Provinces and with the SEC covering the issuance, from time to time, of units, warrants and common shares of the Company underlying the outstanding warrants previously issued pursuant to the Company's underwritten public offering of 6,609,588 Series A units of the Company and 19,066,780 Series B units of the Company at a price of $1.46 per unit, which closed on November 17, 2017. This "administrative" filing effectively moves the registration of these underlying units, warrants and common shares from the Company's prior registration statement, which expired on July 9, 2018, to the new Registration Statement. It does not involve a new financing.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A copy of the Registration Statement, including the related prospectus, or the Prospectus Supplement may be obtained by submitting a request to Chris Clark, Chief Financial Officer, at Neovasc's address at 5138-13562 Maycrest Way, Richmond, British Columbia, Canada, V6V 2J7. Copies of the Base Shelf Prospectus and Prospectus Supplement are available on SEDAR at www.sedar.com. Copies of the Registration Statement can be found on the SEC website at www.sec.gov.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc ReducerTM (the "Reducer"), for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the TiaraTM (the "Tiara"), for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe.

View original content:http://www.prnewswire.com/news-releases/neovasc-announces-filing-of-administrative-prospectus-supplement-relating-to-expiry-of-prior-shelf-prospectus--registration-statement-300680996.html

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2018/16/c2404.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604-248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568, jeremy@lifesciadvisors.com

CO: Neovasc Inc.

CNW 07:00e 16-JUL-18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	July 16, 2018	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer